                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                      STOCK PURCHASE, SAVINGS AND SIMILAR
                        PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1999.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _____ to _____ .

     Commission file number 1-2299

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Applied Industrial Technologies, Inc.
                    Supplemental Defined Contribution Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Applied Industrial Technologies, Inc.
                    One Applied Plaza
                    Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
-----------------------------------
                                                      Page No.
     (a)  Financial Statements                    (in this Report)
          --------------------                    ----------------

          Independent Auditors' Report                    5

          Statements of Net Assets Available
            for Benefits --
            December 31, 1999 and 1998                    6

          Statement of Changes in Net Assets
            Available for Benefits --
            Years Ended December 31,
            1999, 1998 and 1997                           7

          Notes to Financial Statements --
            Years Ended December 31,
            1999, 1998 and 1997                         8 - 12

     (b)  Exhibit(s)
          ---------

          Independent Auditors' Consent                  13


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                   APPLIED INDUSTRIAL TECHNOLOGIES,
                                   INC. SUPPLEMENTAL DEFINED
                                   CONTRIBUTION PLAN


                                   By:  Applied Industrial Technologies, Inc.,
                                        as Plan Administrator



                                   By:     /s/ John R. Whitten
                                       --------------------------------------
                                           Signature

                                           John R. Whitten
                                       --------------------------------------
                                           Printed Name

                                           Vice President
                                       --------------------------------------
                                           Title

Date: March 30, 2000

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN




Financial Statements
For the Years Ended
December 31, 1999, 1998 and 1997
And Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN


TABLE OF CONTENTS
------------------------------------------------------------------------------
                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 1999 and 1998                                      2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 1999, 1998 and 1997                  3

   Notes to Financial Statements                                         4 - 8

INDEPENDENT AUDITORS' REPORT


Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP


March 27, 2000

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 and 1998
------------------------------------------------------------------------------

                                                        1999           1998

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                              $  452,981     $  281,415
    Mutual funds                                   2,120,075      1,447,786
    Common/collective fixed income funds              19,152         16,754
                                                  ----------     ----------
         Total investments                         2,592,208      1,745,955


                                                  ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                 $2,592,208     $1,745,955
                                                  ==========     ==========



See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999, 1998 and 1997
------------------------------------------------------------------------------

                                                           1999         1998         1997
ADDITIONS:
  Contributions:
    Participant                                      $  399,348   $  478,687   $  464,243
    Non-participant                                                                27,257
                                                     ----------   ----------   ----------
      Total contributions                               399,348      478,687      491,500

  Investment income:
    Common stock                                         12,295        5,532        2,848
    Mutual funds                                        108,439       95,622       93,329
    Common/collective fixed income funds                      2            2
                                                     ----------   ----------   ----------
      Total investment income                           120,736      101,156       96,177

  Net appreciation in market value of investments:
    Common stock                                         72,632                    37,146
    Mutual funds                                        382,303      116,198       46,291
    Common/collective fixed income funds                    528        1,515        1,945
                                                     ----------   ----------   ----------
      Total net appreciation in market value            455,463      117,713       85,382

                                                     ----------   ----------   ----------
      Total additions                                   975,547      697,556      673,059

DEDUCTIONS:
  Distributions to participants                          98,701      133,824       24,233
  Net depreciation in market value of investments:
    Common stock                                                      98,496
    Mutual funds                                         22,594       13,976        3,748
                                                     ----------   ----------   ----------
                                                         22,594      112,472        3,748

  Administrative expenses                                 7,999        8,866        6,769

                                                     ----------   ----------   ----------
      Total deductions                                  129,294      255,162       34,750

                                                     ----------   ----------   ----------
INCREASE IN NET ASSETS FOR THE YEAR                     846,253      442,394      638,309

NET ASSETS AVAILABLE FOR BENEFITS,
  JANUARY 1, 1999                                     1,745,955    1,303,561      665,252

NET ASSETS AVAILABLE FOR BENEFITS,
                                                     ----------   ----------   ----------
  DECEMBER 31, 1999                                  $2,592,208   $1,745,955   $1,303,561
                                                     ==========   ==========   ==========

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its Subsidiaries (the "Company") effective January 1, 1996, for the benefit of a select group of management or highly compensated employees. This is a non-qualified Plan and is subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with that participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - Participation in the Plan is limited to select management or highly compensated employees of the Company and whose contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Retirement Savings Plan") are limited.

         Eligible participants elect to make contributions to the Plan. There are no limits to the amount they can contribute. Participants may elect to transfer excess contributions from the Retirement Savings Plan. Supplemental Matching Contributions are equal to the amount that matching contributions under the Retirement Savings Plan are limited each year due to the requirements of the provisions of Sections 401(k) and 401(m) of the Internal Revenue Code.

         Supplemental Matching Contributions are made in the Company Stock Fund. Non-participant directed investments included in the Company Stock Fund were $30,430 and $26,571 at December 31, 1999 and 1998, respectively.

         Contributions are excluded from participant's taxable income until such amounts are received by them as a distribution from the Plan.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their contributions in 5% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, Income Fund of America, American EuroPacific Growth Fund, Bond Fund of America, Financial Reserves Fund, Small Company Stock Fund, Growth Stock Fund, Growth and Income Stock Fund or the T Rowe Price Fund. Participants may change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Supplemental Salary Savings Contributions and earnings thereon. Participants vest in Supplemental Matching Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Supplemental Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

         Forfeitures of nonvested amounts are applied to reduce future Supplemental Matching Contributions. There were no forfeitures in 1999, 1998 or 1997.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions made on their behalf.


2.       DESCRIPTION OF THE SEPARATE FUNDS

         The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

- The Company Stock Fund consists of investments in the common stock of Applied Industrial Technologies, Inc. and temporary investments in the Trustee's EB Money Market Fund.

- The American Fundamental Investors Fund consists of shares of Fundamental Investors, Inc. common stock, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.

- The Income Fund of America Fund consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

- The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U. S. with the objective of capital appreciation.

- The Bond Fund of America Fund consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

- The Financial Reserves Fund consists of units of the Trustee's PRISM Victory Reserve Fund, which invests in high quality U.S. dollar denominated money market instruments with the objective of maintaining a stable share price.

- The Small Company Stock Fund consists of shares of the Franklin Small Cap Growth Fund, which invests in small companies with the objective of capital appreciation.

- The Growth Stock Fund consists of shares of the Growth Fund Portfolio, which seeks to achieve growth of capital by investing in growth stocks through three stock mutual funds; the Dreyfus Appreciation Fund, the Enterprise Growth Fund, and the Harbor Capital Appreciation Fund.

- The Growth and Income Stock Fund consists of shares of the Victory Stock Index Fund, which invests with the objective of capital appreciation and dividend income.

- The T Rowe Price Fund consists of shares of the T Rowe Price Mid-Cap Growth Fund, which invests in mid size companies with the objective of capital appreciation.


         The Plan's investment options provide for ten separate investment funds in 1999, nine funds in 1998 and eight funds in 1997. Effective July 1,1999, the T Rowe Price Fund was added. Effective January 1, 1998, the Growth and Income Stock Fund was added, the Fidelity Growth Fund (a fund that consisted of shares of Advisors Institutional Equity Growth Fund, which invested in stocks with the objective of capital appreciation) was replaced by the Growth Stock Fund, and the Hancock Equity Fund (a fund that consisted of shares of John Hancock Special Equity Fund that invested in stocks of emerging growth companies) was replaced by the Small Company Stock Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - In preparing the financial statements in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

         BENEFITS PAYABLE - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

         RECLASSIFICATION - The Plan adopted SOP 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. As a result, the prior year financial statements have been reclassified to eliminate the by-fund disclosures.


4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments exceeding 5% of net assets available for benefits as of December 31, 1999 and 1998, respectively, were as follows:


                        Description of                 1999           1998
                         Investment

           Applied Industrial Technologies, Inc.
           Common Stock                              $452,981      $281,415

           Fundamental Investors, Inc.                305,850       252,755

           Income Fund of America                     171,888       210,475

           EuroPacific Growth Fund                    230,039       136,389

           Bond Fund of America                        87,347        93,298

           Franklin Small Cap Growth Fund             360,382       161,571

           Growth Fund Portfolio                      705,219       470,819

           Victory Stock Index Fund                   207,824       114,670


                                     ******